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                               CASTLE BRANDS INC.
                        570 Lexington Avenue, 29th Floor
                               New York, NY 10022

                                                                   April 5, 2006

Via Fax and Edgar Submission

Securities and Exchange Commission
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


      Re:     Castle Brands Inc. Registration Statement
              On Form S-1 (File No. 333-128676)
              -----------------------------------------


Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Castle Brands Inc. (the "Company") respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 4:00 p.m. on April 5, 2006 or as soon as practicable thereafter.

The Company acknowledges that:

        o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

        o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


CASTLE BRANDS INC.


By:     /s/ Mark Andrews
        ____________________________________
        Mark Andrews
        Chairman and Chief Executive Officer